Exhibit 99.2

Consent of Director Nominee

LL Services Inc., to be renamed Language Line Services Holdings, Inc., has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of LL Services Inc., to be renamed Language Line Services Holdings, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to be named as a nominee to the board of directors of LL Services Inc., to be renamed Language Line Services Holdings, Inc., in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Vince Kelly
Vince Kelly

Dated: December 7, 2009